                                    EXHIBIT 1

     FORM OF LETTER FROM THE FUND TO MEMBERS RELATING TO AMENDMENT NO. 1 TO
                                THE SCHEDULE TO

May 31, 2005

       RE: CSFB Alternative Capital Long/Short Equity Master Fund,
           LLC (the "Fund")

Dear Member:

       We are writing to inform you of important information relating to the Fund's offer ("Offer"), dated May 3, 2005, to purchase limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) from members of the Fund ("Members").

       The purpose of this letter is to notify Members about the increase and extension of the Offer.

Increase and Extension of Offer

       On May 3, 2005, the Fund notified Members of its Offer to purchase Interests from Members at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Member desires to tender). The Offer originally had a transaction value of $7,000,000, unless the Offer was increased. The Board of Managers ("Board") of the Fund has determined to increase the Offer transaction value to $24,600,000. The Offer was to remain open until 12:00 midnight, Eastern Time, on Tuesday, May 31, 2005, unless the Offer was extended. The Board of Managers of the Fund has determined to extend the expiration date of the Offer until 12:00 midnight, Eastern Time, Tuesday, June 14, 2005. Until that time, Members have the right to change their minds and withdraw the tenders of their Interests. The net asset value of the Interests will be calculated on June 30, 2005 ("Valuation Date").

Other Information

       Should you wish to tender your Interest or a portion of your Interest for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope or by fax so that it arrives no later than JUNE 14, 2005. If you do not wish to sell your Interests, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR INTEREST AT THIS TIME.

       All tenders of Interests must be received by the Adviser, either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by June 14, 2005. Mail and fax instructions are included in the Letter of Transmittal.

       Except as amended herein, all other terms of the Offer sent to you on May 3, 2005 shall remain the same.

       If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call the Tender Offer Administrator at PFPC at (800) 348-1824.

Sincerely,

CSFB Alternative Capital Long/Short Equity Master Fund, LLC